UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934

                               E*Trade Group, Inc.
                               -------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)


                                    269246104
                                    ---------
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 269246104               13G                          Page 2 of 9 pages

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1        Name of Reporting Person                 General Atlantic Partners, LLC
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2        Check the Appropriate Box                (a) [X]
         if a Member of a Group                   (b) [ ]
--------------------------------------------------------------------------------
3        S.E.C. Use Only

--------------------------------------------------------------------------------
4        Citizenship or Place of Organization     Delaware

--------------------------------------------------------------------------------
Number of Shares           (5)   Sole Voting Power                  0
Beneficially               (6)   Shared Voting Power                4,374,930
Owned by Each              (7)   Sole Dispositive Power             0
Reporting Person           (8)   Shared Dispositive Power           4,374,390

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         4,374,930

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                        ______

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9      11.3%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                             00

--------------------------------------------------------------------------------

CUSIP NO.  269246104              13G                          Page 3 of 9 pages


--------------------------------------------------------------------------------
1.   Name of Reporting Person             General Atlantic Partners II, L.P.
     S.S. or I.R.S. Identifica-
     tion No. of Above Person
--------------------------------------------------------------------------------
2.   Check the Appropriate Box            (a) [X]
     if a Member of a Group               (b) [ ]
--------------------------------------------------------------------------------
3.   S.E.C. Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization     Delaware

--------------------------------------------------------------------------------
Number of Shares           (5)   Sole Voting Power                  0
Beneficially               (6)   Shared Voting Power                4,374,930
Owned by Each              (7)   Sole Dispositive Power             0
Reporting Person           (8)   Shared Dispositive Power           4,374,930

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         4,374,930

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                        ______

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9      11.3%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                             PN

--------------------------------------------------------------------------------

CUSIP NO.  269246104              13G                          Page 4 of 9 pages


--------------------------------------------------------------------------------
1.       Name of Reporting Person             GAP Coinvestment Partners, L.P.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box            (a) [X]
         if a Member of a Group               (b) [ ]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization     New York

--------------------------------------------------------------------------------
Number of Shares           (5)   Sole Voting Power                  0
Beneficially               (6)   Shared Voting Power                4,374,930
Owned by Each              (7)   Sole Dispositive Power             0
Reporting Person           (8)   Shared Dispositive Power           4,374,930

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         4,374,930

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                        ______

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9      11.3%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                             PN

--------------------------------------------------------------------------------

CUSIP NO.  269246104              13G                          Page 5 of 9 pages


--------------------------------------------------------------------------------
1.       Name of Reporting Person             Richard Braddock
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box            (a) [ ]
         if a Member of a Group               (b) [X]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization     U.S.A.

--------------------------------------------------------------------------------
Number of Shares           (5)   Sole Voting Power                  245,830
Beneficially               (6)   Shared Voting Power                0
Owned by Each              (7)   Sole Dispositive Power             245,830
Reporting Person           (8)   Shared Dispositive Power           0

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         245,830

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                        ______

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9      0.6%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                             IN

--------------------------------------------------------------------------------

CUSIP No. 269246104                                            Page 6 of 9 pages


Item 1.             (a)      Name of Issuer

                    E*Trade Group, Inc.

                    (b)      Address of Issuer's Principal Executive Offices

                    Four Embarcadero Place
                    2400 Geng Road
                    Palo Alto, CA 94303

Item 2.             (a)      Names of Persons Filing

                    General Atlantic Partners, LLC ("LLC")
                    General Atlantic Partners II, L.P. ("GAP II")
                    GAP Coinvestment Partners, L.P. ("GAPCO")
                    Richard Braddock ("Braddock" and, together with LLC, GAP II, and GAPCO, the "Reporting Persons")

                    (b)      Address of Principal Business Office

                    c/o General Atlantic Service Corporation
                    3 Pickwick Plaza

                    Greenwich, CT 06830

                    (c)      Citizenship

                    LLC - Delaware
                    GAP II -- Delaware
                    GAPCO -- New York
                    Braddock-- U.S.A.

                    (d)      Title of Class of Securities

                    Common Stock, par value $.01 per share (the "Shares")

                    (e)      CUSIP Number

                    269246104

Item 3.             This statement is not filed pursuant to either Rule
                    13d-1(b) or 13d- 2(b).

CUSIP No. 269246104                                            Page 7 of 9 pages


Item 4. As of December 31, 1997, LLC, GAP II, GAPCO and Braddock owned of record no Shares, 3,835,025 Shares, 539,905 Shares and 245,830 Shares, respectively, or 0%, 9.9%, 1.4% and 0.6%, respectively, of the issued and outstanding Shares. The general partner of GAP II is LLC. The managing members of LLC are Steven A. Denning, David C. Hodgson, Stephen P. Reynolds, J. Michael Cline, William O. Grabe and William E. Ford (collectively, the "GAP Managing Members"). Braddock is a director of E*Trade Group, Inc., and is a consultant to LLC. The GAP Managing Members are the general partners of GAPCO. By virtue of the fact that the GAP Managing Members are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO; LLC, GAP II and GAPCO may be deemed to share voting power and the power to direct the disposition of the Shares which each of them owns of record. Although Braddock is a consultant to LLC, the other Reporting Persons do not possess any voting or dispositive power over the Shares Braddock owns of record. Braddock does not possess any voting or dispositive power over the Shares the other Reporting Persons own of record. However, there is an oral agreement between Braddock and the other Reporting Persons that Braddock will dispose of his Shares proportionately with the other Reporting Persons. As of December 31, 1997, each of LLC, GAP II and GAPCO may be deemed to own beneficially an aggregate of 4,374,930 Shares or 11.3% of the issued and outstanding Shares, and Braddock may be deemed to own beneficially an aggregate of 245,830 Shares or 0.6% of the issued and outstanding Shares. Each of LLC, GAP II and GAPCO has the shared power to direct the vote and the shared power to direct the disposition of the 4,374,930 Shares that may be deemed to be owned beneficially by each of them, and Braddock has the sole power to direct the vote and the sole power to direct the disposition of the 245,830 Shares that are owned beneficially by him.

Item 5. Ownership of Five Percent or Less of a Class

                    Not applicable.

Item 6.             Ownership of More than Five Percent on Behalf of Another
                    Person

                    See Item 4.

Item 7. Identification and Classification of Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                    Not applicable.

CUSIP No. 269246104                                            Page 8 of 9 pages

Item 8.             Identification and Classification of Members of the Group

                    See Item 4.

Item 9.             Notice of Dissolution of Group

                    Not applicable.

Item 10.            Certification

                    Not applicable.

CUSIP No. 269246104                                            Page 9 of 9 pages

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated as of February 5, 1998.

                           GENERAL ATLANTIC PARTNERS, LLC

                           By: /s/ Nancy E. Cooper
                              --------------------------------------------------
                                   Nancy E. Cooper,
                                   a Managing Member

                           GENERAL ATLANTIC PARTNERS II, L.P.

                           By:     GENERAL ATLANTIC PARTNERS, LLC
                                   its General Partner

                           By: /s/ Nancy E. Cooper
                              --------------------------------------------------
                                   Nancy E. Cooper,
                                   a Managing Member

                           GAP COINVESTMENT PARTNERS, L.P.

                           By: /s/ Nancy E. Cooper
                              --------------------------------------------------
                                   Nancy E. Cooper,
                                   General Partner


                           By: /s/ Richard Braddock
                              --------------------------------------------------
                                   Richard Braddock